UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

BIOLASE, INC.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

090911108
 (CUSIP Number)

Jack W. Schuler
100 N. Field Drive., Suite 360
Lake Forest, Illinois 60045
(847) 607-2066
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 090911108		Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
JACK W. SCHULER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,144,902 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,144,902 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,144,902 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.06% (2)

14	TYPE OF REPORTING PERSON
IN

(1)  This amount includes 3,699,100 Shares (as defined herein) that the Reporting Person has the right to acquire upon the conversion of 36,991 shares of Preferred Stock (as defined herein).  This amount excludes 4,675,048 Shares underlying warrants that are subject to a blocker restricting their exercise to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.

(2) This percentage is based on a total of 61,956,401 Shares outstanding, which is the sum of 58,257,301 Shares outstanding as of July 29, 2016, plus 3,699,100 Shares that the Reporting Person has the right to acquire upon the conversion of 36,991 shares of Preferred Stock.

SCHEDULE 13D

CUSIP No: 090911108		Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
JACK W. SCHULER LIVING TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,246,637 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,246,637 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,246,637 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.54% (2)

14	TYPE OF REPORTING PERSON
CO

(1)  This amount includes 3,699,100 Shares that the Reporting Person has the right to acquire upon the conversion of 36,991 shares of Preferred Stock.  This amount excludes 850,796 Shares underlying warrants that are subject to a blocker restricting their exercise to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.

(2) This percentage is based on a total of 61,956,401 Shares outstanding, which is the sum of 58,257,301 Shares outstanding as of July 29, 2016, plus 3,699,100 Shares that the Reporting Person has the right to acquire upon the conversion of 36,991 shares of Preferred Stock.

SCHEDULE 13D

CUSIP No: 090911108		Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
RENATE SCHULER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,898,265 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,898,265 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,898,265 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.12% (2)

14	TYPE OF REPORTING PERSON
IN

(1)  Excludes 3,824,252 Shares underlying warrants that are subject to a blocker restricting their exercise to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.

(2) Based on 58,257,301 Shares outstanding as of July 29, 2016.

SCHEDULE 13D

CUSIP No: 090911108		Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS
SCHULER FAMILY FOUNDATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,883,465 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,883,465 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,883,465 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.10% (2)

14	TYPE OF REPORTING PERSON
CO

(1)  Excludes 3,824,252 Shares underlying warrants that are subject to a blocker restricting their exercise to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.

(2) Based on 58,257,301 Shares outstanding as of July 29, 2016.

SCHEDULE 13D

Page 6 of 9 Pages

Item 1.	Security and Issuer

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on November 10, 2014, as amended by Amendment No. 1 filed on November 10, 2014, Amendment No. 2 filed on March 6, 2015, Amendment No. 3 filed on October 14, 2015, Amendment No. 4 filed on October 23, 2015, Amendment No. 5 filed on November 9, 2015, Amendment No. 6 filed on November 13, 2015, and Amendment No. 7 filed on December 14, 2015 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Biolase, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, California 92618.   All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the Purchase Agreement (defined and described in Item 4 herein) entered into by the Trust on August 1, 2016, $4,180,000 was paid to acquire 36,991 shares of Series C Participating Convertible Preferred Stock, par value $0.001 per share (“Preferred Stock”).  The Trust also received 850,796 warrants (the “Warrants”) under the Purchase Agreement.  The funds used for the purchase were personal funds of Mr. Schuler that had been entrusted to the Trust, for which Mr. Schuler serves as sole trustee.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 1, 2016, the Trust and other individuals and entities (the “Investors”) entered into a Securities Purchase Agreement (“Purchase Agreement”) with the Issuer.  In accordance with the Purchase Agreement, the Issuer agreed to sell to the Investors an aggregate of 88,494 shares of Preferred Stock at a per share price of $113.00, of which the Trust agreed to purchase 36,991 shares of Preferred Stock, in a private placement (the “Private Placement”).

The Private Placement is expected to close on August 8, 2016 (the “Closing”), subject to customary closing conditions.  Under the terms of the Certificate of Designations for the Preferred Stock, each share of Preferred Stock will initially be convertible into 100 Shares, reflecting a conversion price equal to $1.13 per Share, subject to customary anti-dilution adjustments.  Beginning on January 1, 2017, and continuing so long as any shares of Preferred Stock remain outstanding, the Preferred Stock will bear interest at an initial rate of 2%, which interest rate will increase by 2% quarterly.

In addition, the Investors will receive warrants (the “Warrants”) to purchase up to an aggregate of 2,035,398, of which the Trust will receive 850,796 Warrants.  The Warrants have an exercise price of $2.00 per share, subject to customary anti-dilution adjustments, and become exercisable on February 8, 2017, six months after the Closing, and have a term of five years from the date of issuance.

The Purchase Agreement contains customary terms regarding, among other things, representations and warranties and indemnification. Additionally, under the Purchase Agreement, the Issuer grants certain registration rights to the Investors. The Issuer is obligated to use commercially reasonable efforts to file, within 30 days following receipt of the stockholder approval discussed below, a registration statement on Form S-3 to register the resale of the Shares issued upon conversion of the Preferred Stock and Shares that may be issued pursuant to the Warrants and to effect the registration no later than 90 days after the filing date. With certain exceptions, the Issuer is obligated to keep the registration statement effective until all of the Shares are sold. The Issuer will be responsible for all of its fees and expenses incurred in connection with registering the Shares.

Pursuant to the Purchase Agreement, following the Closing, the Issuer will be required to hold a meeting of its stockholders in order to, among other things, satisfy NASDAQ requirements with respect to the issuance of Shares upon conversion of the Preferred Stock and exercise of the Warrants by the Trust and certain other Investors whose warrants will initially be subject to the 19.99% Limitation (as defined below).  The conversion of the Preferred Stock will occur automatically upon receipt of such stockholder approval (the “Requisite Stockholder Approval”), and no Warrants will be subject to the 19.99% Limitation following receipt of the Requisite Stockholder Approval. The “19.99% Limitation” means the provision contained in certain Warrants prohibiting the holder thereof from exercising the Warrants to the extent that the exercise would result in the holder beneficially owning more than 19.99% of the outstanding Shares.

SCHEDULE 13D

Page 7 of 9 Pages

In addition, on August 1, 2016, prior to entering into the Purchase Agreement, each of Jack W. Schuler, Renate Schuler and the Schuler Family Foundation (collectively, the “Standstill Parties”) entered into an amendment (the “Amended Standstill Agreement”) to the Standstill Agreement dated November 10, 2015 with the Issuer, as disclosed in Amendment No. 6, pursuant to which effective as of the Closing, the Amended Standstill Agreement increased the ownership limit under the Standstill Agreements from 25% to 30% such that, pursuant to the Standstill Agreement, as amended, each of the Standstill Parties has agreed with respect to itself and its associates and affiliates, among other things, not to purchase or acquire any Shares if such a purchase would result in aggregate beneficial ownership by it and its affiliates and associates in excess of 30% of the issued and outstanding Shares.

The summaries contained herein of the Purchase Agreement, the Form of Certificate of Designations, the Form of Warrant and the Amended Standstill Agreement do not purport to be complete and are qualified in their entirety by reference to the full text or form of such documents, which are included as Exhibits I, J, K and L, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of August 1, 2016, Mr. Schuler may be deemed to beneficially own, in the aggregate, 16,144,902 Shares, representing approximately 26.06% of the Shares outstanding.  This amount consists of:  (A) 6,547,537 Shares and 3,699,100 Shares obtainable upon conversion of the 36,991 shares of Preferred Stock held by the Trust, collectively representing approximately 16.54% of the Shares outstanding; (B) 5,883,465 Shares held by the Foundation, representing approximately 10.10% of the Shares outstanding; and (C) 14,800 Shares held by Mr. Schuler’s spouse, Ms. Schuler, representing approximately 0.03% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on 58,257,301 Shares outstanding as of July 29, 2016, according to the Issuer’s quarterly report on Form 10-Q filed August 1, 2016, plus, for purposes of calculating beneficial ownership of Mr. Schuler and the Trust pursuant to Rule 13d-3(d)(1)(i) under the Act, the 3,699,100 Shares issuable upon the conversion of 36,991 shares of Preferred Stock held by the Trust at the initial conversion rate.

As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 10,246,637 Shares beneficially owned by the Trust.  Mr. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation.

As of August 1, 2016, Ms. Schuler may be deemed to beneficially own, in the aggregate, 5,898,265 Shares, representing approximately 10.12% of the Shares outstanding.  This amount consists of (A) 14,800 Shares held by Ms. Schuler, representing approximately 0.03% of the Shares outstanding, and (B) 5,883,465 Shares held by the Foundation, representing approximately 10.10% of the Shares outstanding.  Ms. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation.

The foregoing beneficial ownership percentages are based on 58,257,301 Shares outstanding as of July 29, 2016, according to the Issuer’s quarterly report on Form 10-Q filed August 1, 2016.

As described further in Item 4 herein, the Warrants held by the Trust are subject to the 19.99% Limitation, which prohibits the holder of the Warrants from exercising the Warrants to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares, unless and until the Requisite Stockholder Approval is obtained.  As such, although the Trust holds Warrants to acquire 850,796 Shares, due to the 19.99% Limitation and in the absence of Requisite Stockholder Approval, at this time, the Trust cannot exercise any of the Warrants.

In addition, as disclosed in Amendment No. 2, the terms of the warrants held by the Foundation prohibit the holder of such warrants from exercising the warrants to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.  As such, although the Foundation holds warrants to acquire 3,824,252 Shares, due to the 19.99% blocker, at this time, the Foundation cannot exercise any of the warrants.

SCHEDULE 13D

Page 8 of 9 Pages

(c)  As of the date hereof, no transactions in the Shares had been effected by the Reporting Persons within the past 60 days, except as set forth in this Amendment No. 8.

(d)  Except as set forth in the Schedule 13D, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by the Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit I:	Securities Purchase Agreement, dated August 1, 2016, among Biolase, Inc. and the investors listed on Schedule I thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on August 2, 2016).

Exhibit J:	Form of Certificate of Designations (incorporated by reference to Exhibit A to the Securities Purchase Agreement filed as Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on August 2, 2016).

Exhibit K:	Form of Warrant (incorporated by reference to Exhibit B to the Securities Purchase Agreement filed as Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on August 2, 2016).

Exhibit L:	Amendment to Standstill Agreement, dated August 1, 2016, by and among Jack W. Schuler, Renate Schuler, Schuler Family Foundation and Biolase, Inc. (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by the Issuer on August 2, 2016).

SCHEDULE 13D

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2016

Jack W. Schuler

/s/ Jack W. Schuler

Jack W. Schuler Living Trust

By:	/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	Trustee

Renate Schuler

/s/ Renate Schuler

Schuler Family Foundation
/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	President